EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended March 31,
($ in millions)	2015	2014
Earnings including interest on deposits (1):
Income before income tax expense	$8,163	8,352
Less: Net income from noncontrolling interests	80	182
Income before income tax expense and after noncontrolling interests	8,083	8,170
Fixed charges	1,077	1,094
	$9,160	9,264

Fixed charges (1):
Interest expense	$977	997
Estimated interest component of net rental expense	100	97
	$1,077	1,094

Ratio of earnings to fixed charges (2)	8.51	8.47

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,083	8,170
Fixed charges	819	815
	$8,902	8,985

Fixed charges:
Interest expense	$977	997
Less: Interest on deposits	258	279
Estimated interest component of net rental expense	100	97
	$819	815

Ratio of earnings to fixed charges (2)	10.87	11.02

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.